UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 22, 2024

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In the Matter of

Cityfunds I, LLC
1315 Manufacturing Street
Dallas, TX 75207

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11754

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   Cityfunds I, LLC filed with the Commission an amended offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The amended offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the amended offering statement be declared abandoned on October 22, 2024.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief